Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - SECOND QUARTER 2019 RESULTS

Highlights

•	Operating revenue of $178.5 million.

•	Operating income of $5.0 million.

•	Net loss of $38.8 million

•	Adjusted EBITDA[1] of $79.8 million.

•	Cash and cash equivalents of $712.1 million.

•	Economic utilization[2] of 84%, below our historical performance standards due to West Auriga downtime

•	Order backlog of $692 million as of August 20, 2019.

•	1 cent per common unit distribution for the second quarter of 2019.

Subsequent Events

•

On July 2, 2019, a one-for-ten reverse unit split was completed. Split-adjusted SDLP common units continue to trade on the New York Stock Exchange under the same ticker symbol “SDLP” and the outstanding amount was reduced from 75,278,250 to approximately 7,527,830. The number of outstanding subordinated units was reduced from 16,543,350 to approximately 1,654,335.

[1]

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

Financial Results Overview

Total operating revenues for the second quarter were $178.5 million (1Q19: $203.7 million). The decrease was primarily due to downtime on the West Auriga, idle time on the T-16 after the transfer of its remaining contract term to the T-15 and idle time on the West Capella prior to commencing a new contract in Q3. These were partially offset by the commencement of the West Aquarius and West Capricorn. Early termination payments for the West Capricorn, while received over the remaining contract term through late July 2019, have been recognized as other revenues in Q2.

Total operating expenses for the second quarter were $173.5 million (1Q19: $169.5 million). The increase was primarily related to the West Aquarius commencement, T-16 demobilization costs, costs associated with moving the West Leo to a lower cost stacking location and startup costs for the West Polaris in preparation for commencing a new contract in Q3. These were partially offset by lower costs on the West Capella while idle.

Operating income was $5.0 million (1Q19: $34.9 million). The decrease was primarily due to the revenue and cost movements mentioned above.

Net financial items resulted in an expense of $78.7 million (1Q19: expense of $74.5 million). The increase in the expense was primarily due to a higher loss on the mark to market valuation of derivatives of $15.9 million (1Q19: loss of $11.7 million).

Loss before taxes was $73.7 million (1Q19: loss of $39.6 million).

Income tax for the second quarter was a credit of $34.9 million (1Q19: expense of $11.7 million) primarily related to the uncertain tax position recorded in the fourth quarter of 2018 in respect of changes in US tax legislation. The tax credit reflects mitigation steps taken ahead of the US Department of Treasury providing additional guidance. The remainder of this uncertain position continues to be evaluated and we continue to expect no cash payments to be made at this stage.

We continue to recognize income tax expense related to a separate provision of the US tax reform, commonly referred to as BEAT. In the second quarter we recognized an income tax expense of approximately $4 million (1Q19: expense of $7 million) related to BEAT. Based on the current legislation in effect, we expect the full year 2019 BEAT impact to be approximately $20 million. Our US drilling contracts include a change in tax law provision, which we believe makes the BEAT liability reimbursable.

Net loss was $38.8 million (1Q19: net loss of $51.3 million). Seadrill Partners LLC Members had a net loss for the quarter of $15.0 million (1Q19: net loss of $25.1 million).

There was no Distributable Cash Flow for the first quarter and the quarterly distribution was reduced to 1 cent per common unit from 10 cents on reverse split adjusted basis. While we continue to see improvements in tendering activity and dayrates, the reduced distribution level reflects the Company’s desire to preserve liquidity ahead of debt maturities in the second half of 2020 and first quarter of 2021.

Commercial Developments

Current backlog stands at $692 million (1Q19: $755 million). The decrease was primarily due to consumption and the early termination of the West Vencedor, partially offset by the following new contracts:

1.

The West Capricorn secured a one well contract with Kosmos Energy Gulf of Mexico Operations, LLC. Total contract value is expected to be approximately $10 million with commencement expected in Q4 2019.

2.	LLOG exercised options for the West Capricorn in the Gulf of Mexico that run until October 2019. Total additional contract value is expected to be approximately $7 million.

3.

The West Polaris secured a one well contract with PC Gabon Upstream S.A.. Total contract value is expected to be approximately $24 million (including mobilization fees). The unit commenced in August 2019 and the contract is expected to run until December 2019.

4.

The West Polaris secured a one year contract in Southern Asia. Total contract value is expected to be approximately $72 million (including performance incentive and mobilization fees) and commencement is expected in Q1 2020.

Tendering activity continues to improve in the floater market at competitive rates for short term work and higher rates for longer term work. The overall utilization for marketed units remains stable at around 80% and there are pockets of strength in the markets for harsh environment units and high end ultra deepwater drillships with marketed utilization approaching 90%. The improvements in forward pricing and utilization are leading indicators that the recovery is progressing and we expect benign environment floater fixtures made in 2018 to mark the low point in the market.

We are pleased to have secured two contracts for the West Polaris. After completing its last contract in February 2018, we completed a 10-year special classing survey and kept the unit warm stacked. The contract in Gabon was a good opportunity to bring the unit back to market and be positioned to secure the follow on work in Southern Asia. We believe these contracts, along with others recently announced, and the overall improving offshore drilling market conditions improve financing opportunities for the Company.

Financing and Liquidity

As of June 30, 2019, cash and cash equivalents were $712.1 million (1Q19: $772.9 million). The decrease was primarily due to normal quarterly debt amortization and capital expenditures. Interest bearing debt was $3.0 billion (1Q19: $3.0 billion) and net debt was therefore $2.3 billion (1Q19: $2.2 billion).

As of June 30, 2019, Seadrill Partners had interest rate swaps outstanding on principal debt of $2.8 billion, representing approximately 93% of gross debt obligations. The average swapped rate, excluding fixed margins, was approximately 2.49%.

The Company is currently working with its advisers to evaluate refinancing alternatives for its debt maturing in the second half of 2020 and first quarter of 2021. We continue to aim to be in a position to engage with stakeholders and/or capital markets later this year.

A reverse unit split was completed in July and compliance with the NYSE listing standards was regained. We continue to monitor our continued listing requirements and intend to remain listed on an exchange.

Outlook

Adjusted EBITDA3 for the third quarter is expected to be higher than the second quarter adjusted EBITDA at around $90 million, based on operating income of around $8 million, primarily reflecting:

•	The West Auriga returning to normal operations;

•	The West Aquarius working for a full quarter;

•	Early termination revenues for the West Vencedor contract; and

•	The West Polaris commencing a new contract; partially offset by

•	Early termination revenues for the West Capricorn recognized in the second quarter not being repeated in the third quarter and a full quarter of idle time on the T-16.

August 20, 2019

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

John T. Roche: Chief Executive Officer

Grant Creed: Chief Financial Officer

[3]	Refer to Appendix A

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include our operational dependency on Seadrill Limited for certain management and technical support services and our ability to continue to comply with loan covenants. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
(in $ millions)	June 30, 2019	March 31, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating revenues
Contract revenues	145.0	198.1	204.4	343.1	389.9
Reimbursable revenue	4.2	5.2	6.9	9.4	14.6
Other revenues	29.3	0.4	206.8	29.7	207.9

Total operating revenues	178.5	203.7	418.1	382.2	612.4

Operating expenses
Vessel and rig operating expenses	82.3	78.5	77.2	160.8	153.6
Amortization of favorable contracts	11.3	11.3	11.3	22.6	22.6
Reimbursable expenses	3.9	4.8	5.9	8.7	13.2
Depreciation	68.2	67.3	71.4	135.5	141.6
General and administrative expenses	7.8	7.6	13.1	15.4	24.0

Total operating expenses	173.5	169.5	178.9	343.0	355.0

Revaluation of contingent consideration	—	0.7	—	0.7	—

Total other operating income	—	0.7	—	0.7	—

Operating income	5.0	34.9	239.2	39.9	257.4

Financial and other items
Interest income	5.8	6.2	28.8	12.0	33.3
Interest expense	(66.9)	(68.8)	(70.6)	(135.7)	(126.9)
(Loss) / gain on derivative financial instruments	(15.9)	(11.7)	10.8	(27.6)	39.8
Foreign currency exchange (loss) / gain	(1.5)	0.4	0.2	(1.1)	0.2
Other financial items	(0.2)	(0.6)	(0.5)	(0.8)	(3.6)

Net financial items	(78.7)	(74.5)	(31.3)	(153.2)	(57.2)

(Loss)/profit before taxes	(73.7)	(39.6)	207.9	(113.3)	200.2

Tax benefit/ (expense)	34.9	(11.7)	9.3	23.2	0.7

Net (loss)/profit	(38.8)	(51.3)	217.2	(90.1)	200.9

Net (loss)/profit attributable to Seadrill Partners LLC members	(15.0)	(25.1)	127.7	(40.1)	124.5

Net (loss)/profit attributable to the non-controlling interest	(23.8)	(26.2)	89.5	(50.0)	76.4

Common units (basic and diluted)	7,528	7,528	7,528	7,528	7,528
Subordinated units (basic and diluted)	1,654	1,654	1,654	1,654	1,654

CONSOLIDATED BALANCE SHEETS

	As at June 30, 2019	As at December 31, 2018
(in $ millions)	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	712.1	841.6
Accounts receivables, net	125.3	150.9
Amount due from related party	4.9	6.4
Other current assets	97.2	110.6

Total current assets	939.5	1,109.5

Non-current assets
Drilling units	4,930.9	5,005.6
Deferred tax assets	6.6	7.7
Other non-current assets	27.3	62.6

Total non-current assets	4,964.8	5,075.9

Total assets	5,904.3	6,185.4

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	139.1	162.9
Trade accounts payable	31.0	25.7
Current portion of deferred and contingent consideration to related party	37.2	37.5
Related party payables	93.6	126.3
Other current liabilities	86.1	80.2

Total current liabilities	387.0	432.6

Non-current liabilities
Long-term debt	2,813.5	2,896.2
Long term deferred and contingent consideration to related party	7.9	21.5
Deferred tax liability	0.4	0.4
Other non-current liabilities	74.4	120.5

Total non-current liabilities	2,896.2	3,038.6

Total liabilities	3,283.2	3,471.20

Members’ capital:
Common unitholders (issued 7,527,830 units as at June 30, 2019 and December 31, 2018)*	1,190.4	1,224.8
Subordinated unitholders (issued 1,654,335 units as at June 30, 2019 and December 31, 2018)*	97.7	104.9

Total members’ capital	1,288.1	1,329.7
Non-controlling interest	1,333.0	1,384.5

Total equity	2,621.1	2,714.2

Total liabilities and equity	5,904.3	6,185.4

*

As a result of the July 2, 2019 reverse stock split the number of common units and subordinated units for 2019 and 2018 have been adjusted retrospectively to reflect the proportionate change in the number of units.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended
	June 30, 2019	June 30, 2018
(in $ millions)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net (loss)/income	(90.1)	200.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	135.5	141.6
Amortization of deferred loan charges	6.3	6.2
Amortization of favorable contracts	22.6	22.6
Unrealized loss/(gain) on derivative financial instruments	29.8	(51.4)
Unrealized foreign exchange loss	3.8	0.3
Payment for long term maintenance	(46.5)	(32.8)
Net movement in income taxes	1.1	0.5
Revaluation of contingent consideration	(0.7)	—
Accretion of discount on deferred consideration	1.9	2.9
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	25.6	(138.0)
Prepaid expenses and accrued income	2.5	1.5
Trade accounts payable	1.4	1.3
Related party balances	(31.0)	8.5
Other assets	13.4	(15.5)
Other liabilities	(59.7)	(15.4)
Changes in deferred revenue	(0.5)	0.6
Other, net	0.1	0.4

Net cash provided by operating activities	15.5	134.2

Cash flows from investing activities
Additions to drilling units	(14.3)	(12.3)

Net cash used in investing activities	(14.3)	(12.3)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Six months ended
	June 30, 2019	June 30, 2018
(in $ millions)	Unaudited	Unaudited
Cash flows from financing activities
Repayments of long term debt	(112.8)	(87.6)
Repayments of related party debt	—	(24.7)
Contingent consideration paid	(15.1)	(19.5)
Cash distributions	(3.0)	(26.0)
Repayment of shareholder loan	—	(6.2)

Net cash used in financing activities	(130.9)	(164.0)

Effect of exchange rate changes on cash	0.2	(0.6)

Net decrease in cash and cash equivalents	(129.5)	(42.7)

Cash and cash equivalents at beginning of the period	841.6	848.6

Cash and cash equivalents at the end of period	712.1	805.9

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ capital
	Common units	Subordinated units	Total members’ capital	Non- controlling interest	Total equity
Balance at December 31, 2017 (audited)	1,208.9	94.8	1,303.7	1,398.1	2,701.8

Net income	102.1	22.4	124.5	76.4	200.9
Cash distributions	(15.1)	—	(15.1)	(10.9)	(26.0)
Repayment of shareholder loan	—	—	—	(6.2)	(6.2)

Balance at June 30, 2018 (unaudited)	1,295.9	117.2	1,413.1	1,457.4	2,870.5

Balance at December 31, 2018 (audited)	1,224.8	104.9	1,329.7	1,384.5	2,714.2

Net loss	(32.9)	(7.2)	(40.1)	(50.0)	(90.1)
Cash distributions	(1.5)	—	(1.5)	(1.5)	(3.0)

Balance at June 30, 2019 (unaudited)	1,190.4	97.7	1,288.1	1,333.0	2,621.1

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents Adjusted EBITDA less tax payments, interest payments and an allowance for maintenance and replacement capital expenditures. The allowance for maintenance and replacement capital expenditures reflects the estimated capital expenditures required to maintain the long-term operating capacity of Seadrill Partners’ revenue generating capital assets. These estimates are determined in accordance with our operating agreement.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

Under US GAAP Seadrill Partners is required to recognize changes in the market valuations of certain financial items in its statement of operations. These include the change in the fair value of its derivative instruments, principally interest rate swaps. These are non-cash gains or losses and will only become realized as the derivative matures or is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF. The below table reconciles net income to DCF.

	Three months ended
	June 30, 2019	March 31, 2019
(in $ millions)	Unaudited	Unaudited
Net loss attributable to Seadrill Partners LLC members	(15.0)	(25.1)

Net loss attributable to non-controlling interest [5]	(23.8)	(26.2)
Income tax (benefit)/expense	(34.9)	11.7
Interest income	(5.8)	(6.2)
Interest expense	66.9	68.8
Loss on derivative financial instruments	15.9	11.7
Other financial items	0.2	0.6
Foreign currency exchange	1.5	(0.4)
Depreciation	68.2	67.3
Revaluation of contingent consideration	—	(0.7)
Amortization of favorable contracts	11.3	11.3
Mobilization fees recognized in income	(3.8)	(3.0)
Mobilization fees billed during quarter	2.5	2.5
Deferred consideration falling due in quarter	(3.4)	(3.3)

Adjusted EBITDA	79.8	109.0

Interest receipts	6.7	7.0
Interest payments (includes interest rate swap net settlements and payment of other financial items)	(61.7)	(62.9)
Income tax payments	(22.2)	(7.7)
Allowance for long term maintenance expenditure [6]	(18.7)	(18.7)
Allowance for replacement capital expenditure [6]	(38.0)	(38.0)

Distributable cash flow before allocation to non-controlling interest	(54.1)	(11.3)

Allocation to non-controlling interest	25.8	7.3

Distributable cash flow	(28.3)	(4.0)

Distribution declared in respect of quarter	0.1	0.8

[5]

The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.

[6]

Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period Seadrill Partners may have significant, unusual or non-recurring items which it may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. Seadrill Partners believes that Adjusted EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

	Three months ended
	September 30, 2019	June 30, 2019	March 31, 2019
(in $ millions)	Forecast	Unaudited	Unaudited
Operating (loss)/income	8.3	5.0	34.9

Revaluation of contingent consideration	—	—	(0.7)
Depreciation	70.4	68.2	67.3
Amortization of favorable contracts	11.3	11.3	11.3
Mobilization fees recognized in income	(2.4)	(3.8)	(3.0)
Mobilization fees billed during quarter	6.1	2.5	2.5
Deferred consideration falling due in quarter	(3.7)	(3.4)	(3.3)

Adjusted EBITDA	90.0	79.8	109.0

Net debt

Net debt is total interest bearing debt (gross of loan fees) net of cash and cash equivalents.

	As at June 30, 2019	As at March 31, 2019
(in $ millions)	Unaudited	Unaudited
Interest bearing debt (gross of loan fees)	2,971.9	3,003.3
Cash and cash equivalents	(712.1)	(772.9)

Net interest bearing debt	2,259.8	2,230.4